

March 22, 2011

<u>Via U.S. Mail</u>

Karen Linehan, Esq.
General Counsel
Sanofi-Aventis
174, avenue de France
75013 Paris, France

> **Re: Genzyme Corporation**
> **Amendment No. 20 to Schedule TO-T**
> **Filed by GC Merger Corp. and Sanofi-Aventis**
> **Filed on March 18, 2011**
> **File No. 005-37205**
>
> **Sanofi-Aventis**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed on March 18, 2011**
> **File No. 333-172638**

Dear Ms. Linehan:

We have reviewed your amended filings and have the following comments.

<u>Amendment No. 1 to Registration Statement on Form F-4</u>

<u>General</u>

1.   We note your response to prior comment 1. Please address Item 1004 of Regulation M-A as requested.

<u>CVR Condition, page 67</u>

2.   We note your response to prior comment 9. However, the CVR Condition retains an element that the CVR Agreement has been duly executed and delivered by Parent. Regardless of any contractual obligation of Parent to execute the CVR Agreement prior to acceptance of tenders, the offer may not include conditions that are within an offeror's control. Additionally, as noted in our prior letter, all offer conditions, other than receipt

of certain regulatory approvals, must be satisfied or waived prior to offer expiration, not merely before acceptance of tenders. Please revise your disclosure accordingly.

Limitations on Suits by Holders, page 89

3.   We note the disclosure you have added regarding the limitation on the ability of holders to enforce their rights under the CVR Agreement. Given the substance of these restrictions, please tell us what consideration you gave to including a risk factor addressing these matters and to including a reference to these restrictions in the summary section of your prospectus.

Schedule I

4.   We note your response to prior comment 11. As requested in that comment, please include the information required by Item 1003(c)(3) and (4) of Regulation M-A regarding Purchaser and Parent, or advise. See Item 1003(b) of Regulation M-A.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Via facsimile: (212) 310-8007
        Jaclyn L. Cohen, Esq.
        Weil, Gotshal & Manges LLP